

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2012

Via Facsimile
Mr. Robert G. Gwin
Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

      Re: **Anadarko Petroleum Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed February 21, 2012
             File No. 1-08968

Dear Mr. Gwin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Oil and Gas Properties and Activities, page 3

PUDs Conversion, page 12

1.   We note you converted approximately 23% of your total December 31, 2010 proved undeveloped ("PUD") reserves to developed status during the fiscal year ended December 31, 2011. Your disclosure states that the majority of PUD reserves were converted as a result of ongoing development activities in the Rockies and the Southern and Appalachia Region. It appears that the majority of the PUD reserves conversions discussed in your filing pursuant to Item 1203 of Regulation S-K relate to oil and natural gas liquids. Please provide us with supplemental information regarding the rate at which your natural gas PUD reserves were converted into proved developed reserves during the

fiscal year ended December 31, 2011 along with a comparison to historical conversions rates for your natural gas PUD reserves.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Deepwater Horizon Events, page 97

Remaining Liability Outlook, page 102

2.   We note your disclosure stating that you do not believe that any remaining Deep Water Horizon event-related liabilities for potential fines and penalties, shareholder claims, and certain other claims, individually or in the aggregate, will have a material impact on your consolidated financial position, results of operations, or cash flows. Please tell us how you were able to reach this conclusion in light of other related statements made in your filing. For example, you state on page 99 of your filing that you cannot estimate the amount of any potential penalty under the Clean Water Act and on page 102 of your filing that you cannot reasonably estimate a range of any potential losses with regard to civil litigation damage claims.

Note 6 – Properties and Equipment, page 104

Suspended Exploratory Drilling Costs, page 105

3.   We note that capitalized exploratory well costs that are pending the determination of proved reserves for your United States onshore and offshore operations increased by approximately $91 million during the fiscal year ended December 31, 2011. We also note that the number of exploration wells suspended or waiting on completion for your operations in the United States increased from 44 net wells as of December 31, 2010 to 66 net wells as of December 31, 2011. Please tell us about the relationship between the number of suspended exploration wells related to your operations in the United States and suspended well costs incurred during the fiscal year ended December 31, 2011. With your response, please tell us how many of your exploration wells have been suspended for a period greater than one year.

Note 16 – Contingencies, page 123

Tronox Litigation, page 124

4.   We note that you have concluded that you do not consider a loss related to the Securities Case described in your filing to be probable. Your disclosure also states that it is reasonably possible that your assessment as to the potential loss related to this matter could change. Please tell us how you considered disclosing an estimate of the possible

loss or range of loss related to this matter. Refer to FASB ASC 450-20-50-4b and 450-20-50-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or me at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

 /s/ Ethan Horowitz

Ethan Horowitz
Branch Chief